Exhibit 99.1

Naked Brand Group Announces Preliminary Results of Extraordinary General Meeting

Shareholders Vote for Approval of Proposed Transaction to Divest Bendon Brick-and-Mortar Operations

Resolution Approval Now Positions Naked to Execute on Digital Transformation Strategy to Become an E-commerce Leader in the Intimate Apparel Market with $270 Million of Cash and No Debt

SYDNEY, AUSTRALIA – April 23, 2021 — Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel, today announced that, based on the preliminary vote tallies from its Extraordinary General Meeting of its shareholders held on Friday, April 23, 2021 at 10:00 am (Sydney time), Naked’s shareholders voted to approve the Company’s proposed divestiture of its Bendon brick-and-mortar operations. The final tallies will be disclosed promptly after they become available. With shareholder support, the Company expects to sign the definitive agreement for the proposed divestiture and simultaneously close the transaction on or about Friday, April 30, 2021.

Justin Davis-Rice, Naked’s Chief Executive Officer, stated, “On behalf of our board and management team, I would like to thank our shareholders for their continued support and their approval of the proposed divestiture that we believe will unlock tremendous shareholder value in the months to come. With available cash of $270 million, a clean balance sheet with no debt and a re-invigorated management team and board of directors, I could not be more excited to execute on our business strategy to ultimately drive revenue growth with positive free cash flow. Our Frederick’s of Hollywood e-commerce business continues to perform, and we are currently evaluating several synergistic acquisition targets that could position Naked as a strong player in intimate apparel. In summary, today’s vote closes the chapter on the Company’s underperforming brick-and-mortar business and now positions Naked for the next cycle of growth initiatives that we expect to reward shareholders in 2021 and beyond,” concluded Davis-Rice.

Due to technical difficulties during the Extraordinary General Meeting some attendees were not able to listen to the full meeting in a listen only mode. A full transcript of the EGM is currently posted in the investor relations section of the Company’s website here and labeled Extraordinary General Meeting Transcript.

Proposed Divestiture

On January 21, 2021, Naked Brands Group Limited announced its plans to undertake a transformative restructure in which it will dispose of its unprofitable bricks-and-mortar operations in order to focus exclusively on the planned rapid acceleration of its e-commerce business. To that end, the Company signed a nonbinding and non-exclusive term sheet to divest itself of its subsidiary Bendon Limited (“Bendon”) to a group composed of existing management of the Company, including Justin Davis-Rice, the Executive Chairman and CEO of the Company and Anna Johnson, the CEO of Bendon.

Once the final vote tallies are available, Naked proposes to sign a conditional share sale agreement for the sale of all of the issued share capital in Bendon to JADR Holdings Pty Limited, as trustee for the JDR Family Trust No 2, and Matana Intimates Holdings Trustee Limited, as trustee for the Matana Intimates Holding Trust (together, the “Buyers”), which are associated with Mr. Davis-Rice and Ms. Johnson, respectively. The conditional share sale agreement is otherwise on terms that are customary for a management buy-out agreement of this nature including the provision by the Buyers of ‘reverse warranties’ in favor of the Company.

Effects of Proposed Transaction on the Company

As a result of the Proposed Transaction, the Company will be free to focus its development efforts on the Frederick’s of Hollywood online business, as well as strategic acquisitions in the e-commerce space that not only compliment the Frederick’s of Hollywood online business, but provide the opportunity to generate cross business operational synergies. Naked has recently raised capital through the public markets that the board believes is better deployed in complimentary growth businesses in the high margin e-commerce sector. This could also involve investment in technologies that strengthen the Company’s offering and customer experience, that could include but not be limited to the e-commerce platform, body scanning and artificial intelligence. As a result of the proposed divestiture, the Company will be free to invest its capital in developing value rather than funding Bendon losses, or funding expensive capital raises to keep the core Bendon business operating.

For more information on the Proposed Transaction, please click here.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 8 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State and Fredericks of Hollywood. For more information, please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the divestiture of Naked’s brick-and-mortar operations, the deployment of capital, future acquisitions, continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that a definitive agreement for the divestiture of Naked’s brick-and-mortar operations is not signed or the sale does not close; the risk that our restructuring initiative and our focus on direct-to-consumer and e-commerce channels does not achieve the expected benefits; the impact of COVID-19; our ability to maintain sufficient inventory; the risk that we do not maintain compliance with Nasdaq’s continued listing standards; our ability to identify and consummate acquisitions of accretive businesses, and realize the expected benefits of such transactions; our ability to develop, commercialize and obtain market acceptance of our current technology and any technology we develop or acquire in the future; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2020 and in our other filings with the Securities and Exchange Commission. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235